       Patricia M. Schaubeck
      General Counsel

          July 24, 2009

Christian Windsor
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:          State Bancorp, Inc.
Form 10-K for December 31, 2008
File Number 1-14783

Dear Mr. Windsor:

I am in receipt of your letter, dated July 23, 2009, addressed to Brian K. Finneran, Chief Financial Officer of State Bancorp, Inc. (the “Company”), setting forth the Commission’s comments to the Company’s 2008 Form 10-K and Schedule 14A.

As requested in your letter, please be advised that responses to the Commission’s comments will be provided by August 31, 2009.  The Company has commenced addressing the comments, but vacation schedules at the Company necessitate additional time to formulate a complete reply.  This date will also allow the Company’s Executive Compensation Committee to review and approve the responses at its meeting scheduled to be held in August.  Please be assured that the Company will thoroughly address each of the Commission’s comments.

Please contact the undersigned at (516) 465-2336 if you have any questions.

Very truly yours,

/s/ Patricia M. Schaubeck
Patricia M. Schaubeck
General Counsel

PMS:des
cc:  Mr. Brian K. Finneran